SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)
[x]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the fiscal year ended December 31, 2001

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the transition period from to

Commission file number: 0-29818

LifePoint Hospitals, Inc. Retirement Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer listed below)

LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, Tennessee 37027
(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

REQUIRED INFORMATION

Report of Independent Auditors

The Plan Sponsor
LifePoint Hospitals, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of LifePoint Hospitals, Inc. Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Nashville, Tennessee
June 24, 2002

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31, 2001			December 31, 2000

	Participants'			Participants'
	Accounts	ESOP Shares Fund		Accounts	ESOP Shares Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total

Assets
Investments, at fair value	$156,890,778	$72,636,833	$229,527,611	$168,937,703	$122,365,050	$291,302,753
Employer contributions receivable	—	3,444,321	3,444,321	—	3,762,359	3,762,359
Participant contributions receivable	—	—	—	77,294	—	77,294
Pending trade sales	124,254	—	124,254	1,878,131	—	1,878,131
Income receivable	3,808	—	3,808	11,845	—	11,845

	157,018,840	76,081,154	233,099,994	170,904,973	126,127,409	297,032,382

Liabilities
Accrued interest payable to LifePoint Hospitals, Inc.	—	2,131,551	2,131,551	—	2,317,104	2,317,104
Note payable to LifePoint Hospitals, Inc.	—	25,751,600	25,751,600	—	28,091,513	28,091,513
Expenses payable	39,137	—	39,137	10,898	—	10,898
Excess contributions payable	215,093	—	215,093	647,635	—	647,635

	254,230	27,883,151	28,137,381	658,533	30,408,617	31,067,150

Net assets available for benefits	$156,764,610	$48,198,003	$204,962,613	$170,246,440	$95,718,792	$265,965,232

     See accompanying notes.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2001			Year Ended December 31, 2000

	Participants’			Participants’
	Accounts	ESOP Shares Fund		Accounts	ESOP Shares Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total

Additions
Interest and dividend income	$419,568	$—	$419,568	$467,695	$—	$467,695
Employer contributions	—	4,636,516	4,636,516	—	6,056,795	6,056,795
Participants’ contributions	5,232,093	—	5,232,093	5,202,896	—	5,202,896

Total additions	5,651,661	4,636,516	10,288,177	5,670,591	6,056,795	11,727,386

Deductions
Benefits paid	12,796,451	—	12,796,451	16,083,161	—	16,083,161
Interest expense	—	2,131,551	2,131,551	—	2,317,104	2,317,104
Administrative expenses	755,011	—	755,011	560,044	—	560,044

Total deductions	13,551,462	2,131,551	15,683,013	16,643,205	2,317,104	18,960,309

Net (depreciation) appreciation in fair value of investments	(17,062,894)	(38,544,889)	(55,607,783)	31,353,954	96,337,298	127,691,252
Allocation of ESOP shares to Plan	11,480,865	(11,480,865)	—	5,596,978	(5,596,978)	—
Transfer out of the Plan	—	—	—	(6,570,729)	—	(6,570,729)
Transfers from HCA Inc. sponsored plans	—	—	—	14,481,811	—	14,481,811

Net (decrease) increase in net assets available for benefits	(13,481,830)	(47,520,789)	(61,002,619)	33,889,400	94,480,011	128,369,411
Net assets available for benefits at beginning of year	170,246,440	95,718,792	265,965,232	136,357,040	1,238,781	137,595,821

Net assets available for benefits at end of year	$156,764,610	$48,198,003	$204,962,613	$170,246,440	$95,718,792	$265,965,232

     See accompanying notes.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001

1.     Description of the Plan

The following description of LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of LifePoint Hospitals, Inc. (the “Company”) who have completed two full months of service and are age 21 or older. The Plan was effective May 11, 1999. On May 11, 1999, HCA Inc. (formerly HCA-The Healthcare Company) (“HCA”) created two tax-free spin-off companies, the Company and Triad Hospitals, Inc. Effective with the spin-off, the investment accounts of employees of the newly formed Company were transferred to the Plan. All employees of the Company at May 11, 1999 were eligible to participate in the Plan except employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is also an “employee stock ownership plan” (“ESOP”) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”). As an ESOP, the Plan generates certain favorable federal income tax consequences to the Company and the beneficiaries of the Plan.

Contributions

Participants may elect to contribute a fixed percentage of pre-tax compensation (“Salary Deferral Contribution”) and voluntary after-tax amounts (“Employee Voluntary Contributions”). The total of Salary Deferral Contributions elected by a participant cannot exceed 15% of compensation for a Plan year. The Employee Voluntary Contributions elected by a participant cannot exceed 10% of the participant’s compensation for the Plan year. Effective January 1, 2002, the Plan was amended to provide Salary Deferral Contributions not to exceed 50% of the participant’s compensation, eliminate Employee Voluntary Contributions, and to provide an automatic 2% Salary Deferral Contribution unless the participant chooses otherwise.

In addition, the Company makes a matching contribution of Company stock in an amount equal to 50% of the Salary Deferral Contribution for that payroll period (“Salary Deferral Matching Contribution Allocation”), and an amount equal to 18% of the Employee Voluntary Contribution for that payroll period (“Employee Voluntary Matching Contribution Allocation”). The Salary Deferral Matching Contribution Allocation for any participant is limited to 1.5% of a participant’s compensation for the Plan year.

In any Plan year the Company may contribute to participants’ accounts cash or Company stock as determined by the Company’s Board of Directors (“ESOP Contributions”). In addition, discretionary Company profit sharing contributions may be made upon a vote of the Board of Directors (“Profit Sharing Contributions”). To be eligible for an allocation of the ESOP Contributions and Profit Sharing Contributions, a participant must meet the following requirements:

(i)	Participant is age 21 or older on the last day of the Plan year,

(ii)	Participant completed one year of service during the Plan year, and

(iii)	Participant is an employee as of the last day of the Plan year.

An additional contribution by the Company in an amount determined by the Company to ensure that the Plan satisfies certain tests under the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Unilateral Employer Contributions”).

Contributions are subject to certain limitations under the Code.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution of shares of the Company’s common stock released by the Company from the suspense account and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account is distributed to the participant or the beneficiary in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. A participant’s contributions may also be withdrawn for certain hardship situations.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Vesting and Forfeitures

Participants are immediately 100% vested in their Salary Deferral Contributions, Employee Voluntary Contributions, Employee Voluntary Matching Contribution Allocations, Unilateral Employer Contributions, rollover contributions plus investment earnings arising from these contributions. Salary Deferral Matching Contribution Allocations, ESOP Contributions, Profit Sharing Contributions and certain accounts transferred from HCA-sponsored benefit plans are subject to a vesting schedule based on the participant’s number of years of service as follows:

Years of Service	Vested Percentage

Less than 3 years	0%
3 years but less than 4	20%
4 years but less than 5	40%
5 years but less than 6	60%
6 years but less than 7	80%
7 years or more	100%

Effective January 1, 2002, the Plan was amended to provide vesting of Salary Deferral Matching Contribution Allocations, ESOP Contributions, Profit Sharing Contributions and certain accounts transferred from HCA-sponsored benefit plans subject to a vesting schedule based on the participant’s number of years of service as follows:

Years of Service	Vested Percentage

Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Participants’ interest in their accounts become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, attain age 55 and have completed 10 years of service, incur a total and permanent disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of his/her account. The nonvested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants of the Plan, if forfeitures from ESOP accounts occur.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are held and transactions are executed by U.S. Trust Company, N.A., (the “ESOP Trustee”), for the ESOP portion of the Plan and by Northern Trust Company (the “Trustee”) for the non-ESOP portion of the Plan. Investments in collective trust funds and equity securities are stated at fair value by the ESOP Trustee and the Trustee and are based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at fair value, which approximates cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses, including legal and participant accounting, and all expenses directly relating to the investments are charged to and paid by the Plan unless paid by the Company.

Benefit Payments

Benefits are recorded when paid.

3.     Investments

For the years ended December 31, 2001 and 2000, the Plan’s investments (including investments purchased, sold and held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Year ended December 31,

	2001	2000

Common stock	$(52,528,991)	$131,025,036
Shares of Registered Investment Companies	(3,078,792)	(3,333,784)

	$(55,607,783)	$127,691,252

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2001 and 2000 are as follows:

	December 31,

	2001	2000

LifePoint Hospitals, Inc. Common Stock*	$96,778,784	$143,183,566
HCA Inc. Common Stock	42,354,265	53,421,098
Northern Trust Company Stock Index Fund	29,018,544	33,086,564
Northern Trust Company Stable Value Asset Fund	26,827,690	28,356,600
Northern Trust Company Small Company Index Fund	15,710,544	15,399,544

*	Includes non-participant directed investments

4.     Nonparticipant-Directed Investments

Information about net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment in LifePoint Hospitals, Inc. common stock at December 31, 2001 and 2000 are as follows:

	Allocated	Unallocated	Total

December 31, 2001:
Number of shares	585,220	2,133,867	2,719,087
Fair value	$19,920,889	$72,636,833	$92,557,722
December 31, 2000:
Number of shares	312,767	2,441,198	2,753,965
Fair value	$16,008,624	$122,365,050	$138,373,674

	December 31,

	2001	2000

Balance at beginning of year	$138,373,674	$33,036,244
Change in net assets:
Distributions to participants	(958,017)	(1,108,502)
Unrealized (depreciation) appreciation in fair value	(44,857,935)	106,445,932

Balance at end of year	$92,557,722	$138,373,674

5.     Note Payable to LifePoint Hospitals, Inc.

On June 9, 1999, the Plan purchased 2,796,719 shares of the Company’s common stock from the Company at $11.50 per share for an aggregate purchase price of approximately $32,162,000. The Plan funded the stock purchase through the issuance of a note payable to the Company (the “ESOP Note”) equal to the purchase price. The ESOP Note is secured by a pledge of the unallocated stock held by the trust. Terms of the ESOP Note call for repayment in ten annual payments of $4,636,517, which includes interest on the outstanding principal balance at an annual rate of 8%.

The purchased shares are held by the ESOP Trustee in a suspense account and a portion of these shares is allocated on a quarterly and annual basis. Through December 31, 2001 and 2000, 662,852 and 355,521 shares, respectively, have been allocated to participant accounts.

The price paid for the purchase of the Company’s common stock was acknowledged to be no greater than the prevailing price of the Company’s common stock quoted on NASDAQ at June 9, 1999. The Company makes contributions in cash to the Plan, which when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make regularly scheduled payments of principal and interest due on the ESOP Note. Based on this determination, and subject to limitations contained in the Code, the Company is entitled to claim an income tax deduction for contributions to the Plan for the year to which such contributions relate. The participants and beneficiaries of the Plan are not subject to income tax with respect to contributions made on their behalf until they receive distributions from the Plan.

The scheduled amortization of the ESOP Note for the next five years and thereafter is as follows:

2002	$4,317,543
2003	2,921,792
2004	3,155,535
2005	3,407,978
2006	3,680,616
Thereafter	8,268,136

$25,751,600

6.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 1999, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. On February 27, 2002, the Company filed for a new determination letter from the Internal Revenue Service for the Plan, as amended and restated. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7.     Party-In-Interest Transactions

Transactions with parties-in-interest include the issuance of the ESOP Note payable to the Company for the purchase of the Company’s common stock and contributions received by the Plan from the Company to fund principal and interest payments on the ESOP Note. Certain Plan investments are shares of trust funds managed by the Trustee and therefore, such transactions qualify as party-in-interest transactions.

Party-in-interest transactions also include purchases and sales of assets through the ESOP Trustee and Trustee.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

EIN: 52-2165845 Plan No.: 001
Schedule H Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2001

		(c) Description of
		Investment Including
	(b) Identity of Issue,	Maturity Date, Rate of
	Borrower, Lessor	Interest, Collateral, Par		(e) Current
(a)	or Similar Party	or Maturity Value	(d) Cost	Value

*	Northern Trust Company	Stable Value Asset Fund	#	$26,827,690
*	Northern Trust Company	Aggregate Bond Index Fund	#	6,052,224
*	Northern Trust Company	Stock Index Fund	#	29,018,544
*	Northern Trust Company	Small Company Index Fund	#	15,710,544
*	Northern Trust Company	International Equity Index Fund	#	6,156,083
*	Northern Trust Company	Short Term Investment Fund	#	1,828,027
*	LifePoint Hospitals, Inc.	Common Stock	$34,959,218	96,778,784
	HCA Inc.	Common Stock	#	42,354,265
	Triad Hospitals, Inc.	Common Stock	#	1,512,934
	Participant Loans	Interest rate ranges from 5.0% to 9.5%	#	3,288,516

				$229,527,611

*	Indicates a party-in-interest to the Plan.

#	Not necessary as this is participant-directed.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

July 1, 2002	LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

	By:	/s/ Kenneth C. Donahey Kenneth C. Donahey Chairman, Chief Executive Officer and President

EXHIBIT INDEX

23       Consent of Independent Auditors